

07005418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
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SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH. D.C.
153
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46410

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31//06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **ALFS, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Sanders Road
(No. and Street)

Northbrook	**IL**	**60062**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marian Goll — **847-402-3831**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 200
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KA 3/30/07

OATH OR AFFIRMATION

I, Marian Goll, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ALFS, INC. for the year ended December 31, 2006, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Marian Goll 2/22/07

Signature Date

Treasurer

Title


"OFFICIAL SEAL"
Catherine M. Leach
Notary Public, State of Illinois
My Commission Exp. 02/23/2008

Catherine M. Leach

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Operations).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALFS, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
ALFS, Inc.
Northbrook, Illinois

We have audited the following financial statements of ALFS, Inc. (the "Company") (a wholly owned subsidiary of Allstate Life Insurance Company) as of and for the year ended December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ALFS, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of ALFS, Inc. as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



February 22, 2007

ALFS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH	$ 166,746
RECEIVABLE FROM ALLSTATE LIFE	102,923
OTHER ASSETS	18,438
TOTAL ASSETS	$ 288,107

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Wholesaling and marketing expense due to Prudential	$ 91,799
Accounts payable and accrued expenses	8,100
Total liabilities	99,899
SHAREHOLDER'S EQUITY:	
Common stock—$10 par value, 10,000 shares authorized and 250 shares issued and outstanding	2,500
Additional capital paid-in	134,500
Retained earnings	51,208
Total shareholder's equity	188,208
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 288,107

See notes to financial statements.

ALFS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Underwriting revenues	$ 1,480,102
Total revenues	$ 1,480,102
EXPENSES:	
Wholesaling and marketing expenses	1,473,187
Regulatory fees and other expenses	40,236
General and administrative expenses	20,853
Less amounts reimbursed by Allstate Life	(54,174)
Total expenses	1,480,102
LOSS FROM OPERATIONS BEFORE INCOME TAXES	-
INCOME TAX BENEFIT	-
NET INCOME	$ -

See notes to financial statements.

ALFS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Capital Paid-in	Retained Earnings	Total Shareholder's Equity
BALANCE—Beginning of year	$ 2,500	$ 134,500	$ 51,208	$ 188,208
Net income	-	-	-	-
BALANCE—End of year	$ 2,500	$ 134,500	$ 51,208	$ 188,208

See notes to financial statements.

ALFS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in:	
Other assets	628
Receivable from Allstate Life	(93,584)
Accounts payable and accrued expenses	92,343
Net cash used in operating activities	(613)
NET DECREASE IN CASH	(613)
CASH—Beginning of year	167,359
CASH—End of year	$ 166,746

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

1. GENERAL

Basis of Presentation—The accompanying financial statements include the accounts of ALFS, Inc. (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), which is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Nature of Operations—The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company underwrites certain SEC-registered variable annuity, variable life, and variable universal life contracts which are issued by Allstate Life or one of its affiliates (collectively, the "Affiliates") and contracts with affiliated and unaffiliated broker-dealers to sell these contracts. The Company also distributes certain insurance products issued by Allstate Life, which are exempt from registration with the SEC, but are required to be sold by persons appropriately registered with the NASD.

On June 1, 2006, Allstate Life, Allstate Life Insurance Company of New York ("ALNY", a subsidiary of Allstate Life), and The Allstate Corporation (collectively, the "Allstate Group") completed the disposal through reinsurance of substantially all of their variable annuity business pursuant to a definitive agreement with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America (collectively, "Prudential"). In conjunction with this disposition through reinsurance, for the period June 1, 2006 until December 31, 2006, the Company pays a fee to affiliates of Prudential which provide wholesaling and marketing support to an affiliated broker-dealer for the sale of variable annuities underwritten by the Company. In accordance with this wholesaling and marketing support arrangement, the Company receives a distribution fee from Allstate Life. Also, the Company receives a distribution fee from Allstate Life for underwriting variable annuity contracts sold by unaffiliated broker-dealers.

Other than for the activities initiated in conjunction with the disposal through reinsurance of the Allstate Group's variable annuity business, the Company earns no revenues for these operations and is reimbursed by Allstate Life for all expenses incurred, primarily regulatory fees and other expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Underwriting Revenues —Underwriting revenues reflect distribution fees due from Allstate Life for variable annuity contracts underwritten by the Company. A receivable is established for fees earned but not yet collected.

Wholesaling and marketing expense—Wholesaling and marketing expenses are expensed as incurred and reflect amounts due to Prudential for wholesaling and marketing support provided to an affiliated

broker-dealer for variable annuity contracts underwritten by the Company. A payable is established for expenses incurred but not yet paid.

Regulatory fees and other expenses—Regulatory fees and other expenses are expensed as incurred and reflect NASD licensing fees, advertising costs, state filing fees and other costs incurred in the normal course of business. Allstate Life reimburses these expenses on a quarterly basis. A receivable is established for amounts incurred but not yet reimbursed.

General and administrative expenses—General and administrative expenses reflect costs allocated to the Company from Allstate Life or other affiliates of the Corporation for providing administrative activities to the Company. Allstate Life reimburses these expenses on a quarterly basis. A receivable is established for amounts incurred but not yet reimbursed.

Income Taxes—The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

The Company had no differences between the financial statement and tax bases of assets and liabilities at December 31, 2006.

Use of Estimates—The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2006, the Company had net capital, as defined under the Rule, of $158,646, which was $151,987 in excess of required net capital of $6,659. The Company's aggregate indebtedness, as defined under the Rule, was 63% of its net capital.

4. INCOME TAXES

The Company currently joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company paid to or received from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Company did not incur or pay any income taxes in 2006.

5. RELATED-PARTY TRANSACTIONS

Allstate Life reimburses the Company for all expenses incurred in the underwriting and distributing of certain SEC-registered variable annuity, variable life, and variable universal life contracts, which include regulatory fees and other expenses as well as allocations for corporate services and administrative costs

from Allstate Life. During the year ended December 31, 2006, the Company incurred expenses of $54,174. The Company received net reimbursements from Allstate Life of $52,389 and $11,124 is due at December 31, 2006.

The Company earned underwriting revenue of $1,480,102 for underwriting services provided to Allstate Life. At December 31, 2006, $91,799 is due from Allstate Life for distribution fees earned.

6. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

* * * * * *

ALFS, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

NET CAPITAL

TOTAL SHAREHOLDER'S EQUITY		$ 188,208
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15C3-1:		
Nonallowable assets:		
Other assets	$ 18,438	
Receivable from Allstate Life	11,124	
Total nonallowable assets		29,562
NET CAPITAL		$ 158,646
AGGREGATE INDEBTEDNESS		$ 99,899
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)		$ 6,659
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER		$ 5,000
NET CAPITAL REQUIREMENT (greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 6,659
EXCESS NET CAPITAL		$ 151,987
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		63%

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X17a-5, as of December 31, 2006, filed on January 25, 2007.

ALFS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securites Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholder
ALFS, Inc.
Northbrook, Illinois

In planning and performing our audit of the financial statements of ALFS Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 22, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 22, 2007

END